EXHIBIT 12

LKQ CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(In Thousands, Except Ratios)

(Unaudited)

	Years Ended December 31,					Three Months Ended March 31, 2009
	2004	2005	2006	2007	2008
Income before provision for income taxes	$33,857	$51,683	$72,821	$108,271	$163,588	$53,838
Fixed charges	4,883	6,677	13,197	28,865	57,101	13,360
Amortization of capitalized interest, net of interest capitalized	—	—	—	(425)	(93)	11

Earnings available for fixed charges	$38,740	$58,360	$86,018	$136,711	$220,596	$67,209

Fixed charges:
Interest expense, including amortization of debt issuance costs	$1,551	$2,228	$5,955	$17,758	$37,846	$7,997
Capitalized interest	—	—	—	425	108	—
Portion of rental expense representative of interest	3,332	4,449	7,242	10,682	19,147	5,363

Total fixed charges	$4,883	$6,677	$13,197	$28,865	$57,101	$13,360

Ratio of earnings to fixed charges	7.9	8.7	6.5	4.7	3.9	5.0